Afya Limited

Unaudited interim condensed

consolidated financial statements

March 31, 2022

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of March 31, 2022, and December 31, 2021

(In thousands of Brazilian reais)

	Notes	March 31, 2022	December 31, 2021
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	789,435	748,562
Trade receivables	6	364,701	378,351
Inventories		13,864	11,827
Recoverable taxes		31,544	25,579
Other assets	8	30,678	42,533
Total current assets		1,230,222	1,206,852

Non-current assets
Trade receivables	6	28,390	27,442
Other assets	8	182,946	180,306
Investment in associate	9	51,163	48,477
Property and equipment	10	440,193	419,808
Right-of-use assets	12.2.2	676,402	663,686
Intangible assets	11	3,952,453	3,900,835
Total non-current assets		5,331,547	5,240,554

Total assets		6,561,769	6,447,406

Liabilities
Current liabilities
Trade payables		57,066	59,098
Loans and financing	12.2.1	142,654	128,720
Lease liabilities	12.2.2	27,750	24,955
Accounts payable to selling shareholders	12.2.3	264,520	239,849
Notes payable	12.2.4	15,306	14,478
Advances from customers		111,541	114,585
Labor and social obligations		153,752	131,294
Taxes payable		28,745	26,715
Income taxes payable		11,608	11,649
Other liabilities		13,205	15,163
Total current liabilities		826,147	766,506

Non-current liabilities
Loans and financing	12.2.1	1,246,187	1,246,156
Lease liabilities	12.2.2	705,670	689,130
Accounts payable to selling shareholders	12.2.3	433,893	439,977
Notes payable	12.2.4	55,574	58,248
Taxes payable		95,341	96,598
Provision for legal proceedings	22	152,106	148,287
Other liabilities		2,394	2,486
Total non-current liabilities		2,691,165	2,680,882
Total liabilities		3,517,312	3,447,388

Equity
Share capital	16	17	17
Additional paid-in capital		2,375,344	2,375,344
Share-based compensation reserve		97,030	94,101
Treasury stock		(241,393)	(152,630)
Retained earnings		760,927	631,317
Equity attributable to equity holders of the parent		2,991,925	2,948,149
Non-controlling interests		52,532	51,869
Total equity		3,044,457	3,000,018

Total liabilities and equity		6,561,769	6,447,406

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2022 and 2021

(In thousands of Brazilian reais, except earnings per share)

	Notes	March 31, 2022	March 31, 2021
		(unaudited)	(unaudited)
Net revenue	18	566,324	394,351
Cost of services	19	(186,730)	(126,492)
Gross profit		379,594	267,859

General and administrative expenses	19	(178,514)	(130,404)
Other (expenses) income, net		(309)	1,185

Operating income		200,771	138,640

Finance income	20	24,569	13,815
Finance expenses	20	(81,291)	(33,672)
Finance result		(56,722)	(19,857)

Share of income of associate	9	4,240	3,239

Income before income taxes		148,289	122,022

Income taxes expenses	21	(13,347)	(8,674)

Net income		134,942	113,348

Other comprehensive income		-	-
Total comprehensive income		134,942	113,348

Income attributable to
Equity holders of the parent		129,610	108,090
Non-controlling interests		5,332	5,258
		134,942	113,348
Basic earnings per share
Per common share	17	1.42	1.16
Diluted earnings per share Per common share	17	1.42	1.15

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the three-month periods ended March 31, 2022 and 2021

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
	Share capital	Additional paid-in capital	Treasury Shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2020	17	2,323,487	-	50,724	407,992	2,782,220	51,560	2,833,780
Net income	-	-	-	-	108,090	108,090	5,258	113,348
Total comprehensive income	-	-	-	-	108,090	108,090	5,258	113,348
Capital increase	-	71,500	-	-	-	71,500	-	71,500
Treasury shares	-	-	(64,752)	-	-	(64,752)	-	(64,752)
Share-based compensation	-	-	-	14,009	-	14,009	-	14,009
Dividends declared	-	-	-	-	-	-	(4,275)	(4,275)
Balances at March 31, 2021 (unaudited)	17	2,394,987	(64,752)	64,733	516,082	2,911,067	52,543	2,963,610

Balances at December 31, 2021	17	2,375,344	(152,630)	94,101	631,317	2,948,149	51,869	3,000,018
Net income	-	-	-	-	129,610	129,610	5,332	134,942
Total comprehensive income	-	-	-	-	129,610	129,610	5,332	134,942
Treasury shares	-	-	(88,763)	-	-	(88,763)	-	(88,763)
Share-based compensation	-	-	-	2,929	-	2,929	-	2,929
Dividends declared	-	-	-	-	-	-	(4,669)	(4,669)
Balances at March 31, 2022 (unaudited)	17	2,375,344	(241,393)	97,030	760,927	2,991,925	52,532	3,044,457

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2022 and 2021

(In thousands of Brazilian reais)

	March 31, 2022	March 31, 2021
Operating activities	(unaudited)	(unaudited)
Income before income taxes	148,289	122,022
Adjustments to reconcile income before income taxes
Depreciation and amortization	48,387	31,651
Disposals of property and equipment	319	26
Disposals of intangible	2,894	-
Allowance for doubtful accounts	14,983	11,065
Share-based compensation expense	2,929	14,009
Net foreign exchange differences	126	(3,988)
Accrued interest	46,106	12,285
Accrued lease interest	20,641	13,120
Share of income of associate	(4,240)	(3,239)
Provision for legal proceedings	3,819	2,002
Changes in assets and liabilities
Trade receivables	(576)	(33,229)
Inventories	(2,037)	(2,077)
Recoverable taxes	(5,965)	779
Other assets	9,263	1,550
Trade payables	(2,736)	7,088
Taxes payables	1,043	729
Advances from customers	(9,229)	13,582
Labor and social obligations	22,388	9,046
Other liabilities	(2,839)	(2,341)
	293,565	194,080
Income taxes paid	(14,850)	(14,801)
Net cash flows from operating activities	278,715	179,279

Investing activities
Acquisition of property and equipment	(30,670)	(23,056)
Dividends received	1,554	5,770
Acquisition of intangibles assets	(21,680)	(9,866)
Payments of notes payable	(3,614)	(2,628)
Acquisition of subsidiaries, net of cash acquired	(47,904)	(150,483)
Net cash flows used in investing activities	(102,314)	(180,263)

Financing activities
Payments of loans and financing	(14,494)	(2,010)
Payments of lease liabilities	(27,476)	(17,509)
Treasury shares	(88,763)	(64,752)
Dividends paid to non-controlling interests	(4,669)	(4,275)
Net cash flows from (used in) financing activities	(135,402)	(88,546)
Net foreign exchange differences	(126)	3,984
Net increase in cash and cash equivalents	40,873	(85,546)
Cash and cash equivalents at the beginning of the year	748,562	1,045,042
Cash and cash equivalents at the end of the year	789,435	959,496

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization in July 2019. Up to that date, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflects the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education and post graduate institutions focused on medicine located in 18 Brazilian states forming the largest educational group by the number of medical seats in the country. In the non-regulated education, Afya provides services that comprise the development and sale of electronically distributed educational courses on medicine science, related printed and technological educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription and delivering practice management tools through a SaaS model.

On February 23, 2022, Afya announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operations of the medical schools in Abaetetuba, in the State of Pará, and Itacoatiara, in the State of Amazonas, both under Mais Médicos II program. With the authorizations, Afya reaches its third and fourth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats.

On March 16, 2022, MEC authorized the operations of the medical schools in Bragança, in the State of Pará, and Manacapuru, in the State of Amazonas, both under Mais Médicos II program. With the authorizations, Afya reaches its fifth and sixth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats.

On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which: (i) 50% was paid in April 2022, and (ii) 50% is payable in cash in two equal installments through 2024.

Corporate reorganization

On March 29, 2019, Afya Brazil merged (i) BR Health Participações S.A. (“BR Health”), a wholly-owned subsidiary of Bozano Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”) that controlled Guardaya Empreendimentos and Participações S.A. (“Guardaya”) and was one of Afya Brazil’s shareholders; and (ii) Guardaya which owned 100% of Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”), focused on medical residency preparation courses located in the state of São Paulo, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A. (“UEPC”), a medical school located in the Federal District. On June 18, 2019 Afya Brazil acquired an additional 15% interest in UEPC resulting in an interest of 30%.

F-6

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On July 7, 2019, each of Afya Brazil´s shareholders had agreed to contribute their respective shares on Afya Brazil into Afya Limited, exchanging one common share into 28 Class A or Class B common shares of Afya Limited. The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law and subject to certain exceptions.

Acquisitions in 2022

(i) On March 4, 2022, Afya Brazil acquired BMV Atividades Médicas Ltda. (“Além da Medicina”). Além da Medicina is a medical content online platform for physicians and medical students that provides educational tools besides technical medical content that can assist them throughout their careers. Its contents include mentoring for residency, soft skills and finance, accounting, and investment basics for physicians. See Note 4

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

Since March 17, 2020, there has been some interruption of our on-campus activities due to Brazilian government authorities’ mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, we are offering our non-practical educational activities to our students through our online platform (rather than on-site). Regarding the offering of practical classes, we quickly resumed our in-hospital and health care residency programs for fifth and sixth-year students, which represents the largest portion of our practical curriculum.

During 2020, the States of Rio de Janeiro, Pará, Tocantins, Piauí, Rondônia, Bahia and Maranhão had issued state decrees granting discounts to our students because of COVID-19. These mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts.

Additionally, we are also facing individual and collective legal proceedings all across the country. On November 18, 2021, the Brazilian Federal Court of Justice (STF) decided, by the majority of the votes, that any lawsuit with decisions to apply linear discounts in monthly tuition fees for private universities with respect to the COVID-19 pandemic are unconstitutional. The decisions were made in connection to the suits “Arguições de Descumprimento de Preceito Fundamental – ADPF”, numbers 706 e 713, distributed by ANUP (Associação Nacional das Universidades Particulares) e CRUB (Conselho de Reitores das Universidades Brasileiras), respectively. Therefore, the Company shall not apply linear discounts in any active monthly tuition fees that are related to the effects of the Covid-19 pandemic. The Company is still granting discounts on individual lawsuits regarding the pandemics. Regarding the discounts granted by the date of issuance of these financial statements, the Company is charging back the students as final legal decisions are given by Brazilian courts.

F-7

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The total mandatory discounts granted due to COVID-19 for individual lawsuits, net of discounts that have been recovered from the previous period, totaled R$ 1,392 during 2022 (R$ 8,204, net of discounts recovered, for three-month period ended March 31, 2021).

By the date of issuance of these interim financial statements all of the lockdown restrictions have been revoked by Brazilian authorities in our campus locations and the Company has also successfully retaken all of its practical classes in medicines courses and all of its classroom classes.

Conflict between Russia and Ukraine.

As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia, Belarus and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability of raw materials, energy prices, and our customers, as well as the local and global financial markets and financial services industry and the global economy in general.

As of the date of these interim financial statements, the conflict between Russia and Ukraine has not brought significant impact over Afya’s operations and results

2	Significant accounting policies

2.1 Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of March 31, 2022 and for the three-month periods ended March 31, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2021.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These unaudited interim condensed consolidated financial statements as of March 31, 2022 and for the three-month periods ended March 31, 2022 and 2021 were authorized for issuance by the Board of Directors on May 23, 2022.

F-8

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments apply for the first time in 2022, but do not have an impact on the interim condensed consolidated financial statements of the Company.

F-9

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.3 Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	March 31, 2022 (unaudited)	December 31, 2021
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
Centro Integrado de Saúde de Teresina (“CIS”)	Outpatient care	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda. (“ESMC”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro Universitário São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Faculdade de Ensino Superior da Amazônia Reunida – (“FESAR”)	Undergraduate degree programs	Redenção – PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa – PB	Subsidiary	100%	100%
MedPhone Tecnologia em Saúde Ltda. (“MedPhone”)	Content and clinical tools and online platform	Recife – PE	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro – RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis – SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda.(“Cliquefarma”)	Online platform	São Paulo – SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro – RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura. (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”)	Medical Care	Duque de Caxias - RJ	Subsidiary	100%	100%
Sociedade Educacional de Palhoça S/A Ltda. (“SOCIESP”)	Basic Education	Palhoça - SC	Subsidiary	100%	100%
Instituto de Ensino Superior de Palhoça S/S Ltda. (“IESP PALHOÇA”)	Undergraduate degree programs	Palhoça - SC	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”) *	Medical education content	São Paulo – SP	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

* See Note 4 for further details of the business combinations during 2022.

F-10

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3	Segment information

The Company has three operating segments as follows:

• Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;

• Continuing Education, which provides specialization programs and graduate courses in medicine; and

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription for physicians and provides access and demand for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

F-11

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables presents assets and liabilities information for the Company’s operating segments as of March 31, 2022 and December 31, 2021, respectively:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminatitons	Total
As of March 31, 2022 (unaudited)
Total assets	6,175,354	137,198	249,217	6,561,769	-	6,561,769
Current assets	1,062,721	46,172	121,329	1,230,222	-	1,230,222
Non-current assets	5,112,633	91,026	127,888	5,331,547	-	5,331,547

Total liabilities and equity	6,175,354	137,198	249,217	6,561,769	-	6,561,769
Current liabilities	689,638	41,247	95,262	826,147	-	826,147
Non-current liabilities	2,575,459	71,556	44,150	2,691,165	-	2,691,165
Equity	2,910,257	24,395	109,805	3,044,457	-	3,044,457

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of March 31, 2022 (unaudited)
Other disclosures
Investments in associate	51,163	-	-	51,163	-	51,163
Capital expenditures (*)	56,046	3,404	17,308	76,758	-	76,758

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2021
Total assets	6,072,135	105,629	272,122	6,449,886	(2,480)	6,447,406
Current assets	1,048,869	42,737	117,726	1,209,332	(2,480)	1,206,852
Non-current assets	5,023,266	62,892	154,396	5,240,554	-	5,240,554

Total liabilities and equity	6,072,135	105,629	272,122	6,449,886	(2,480)	6,447,406
Current liabilities	645,657	32,300	91,029	768,986	(2,480)	766,506
Non-current liabilities	2,551,175	47,705	82,002	2,680,882	-	2,680,882
Equity	2,875,303	25,624	99,091	3,000,018	-	3,000,018

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2021
Other disclosures
Investments in associate	48,477	-	-	48,477	-	48,477

As of March 31, 2021 (unaudited)
Capital expenditures (*)	22,034	1,252	9,636	32,922	-	32,922

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-12

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables present the statements of income for the Company’s operating segments for the three-month periods ended March 31, 2022 and 2021:

	March 31, 2022 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	495,395	23,851	47,078	566,324	-	566,324
Inter-segment	-	-	399	399	(399)	-
Net revenue	495,395	23,851	47,477	566,723	(399)	566,324
Cost of services	(161,112)	(15,412)	(10,605)	(187,129)	399	(186,730)
Gross profit	334,283	8,439	36,872	379,594	-	379,594
General and administrative expenses						(178,514)
Other income, net						(309)
Operating income						200,771
Finance income						24,569
Finance expenses						(81,291)
Share of income of associate						4,240
Income before income taxes						148,289
Income taxes expenses						(13,347)
Net income						134,942

	March 31, 2021 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	321,852	19,288	53,211	394,351	-	394,351
Inter-segment	-	-	327	327	(327)	-
Net revenue	321,852	19,288	53,538	394,678	(327)	394,351
Cost of services	(105,075)	(9,594)	(12,150)	(126,819)	327	(126,492)
Gross profit	216,777	9,694	41,388	267,859	-	267,859
General and administrative expenses	-	-	-	-	-	(130,404)
Other expenses, net	-	-	-	-	-	1,185
Operating income	-	-	-	-	-	138,640
Finance income	-	-	-	-	-	13,815
Finance expenses	-	-	-	-	-	(33,672)
Share of income of associate	-	-	-	-	-	3,239
Income before income taxes	-	-	-	-	-	122,022
Income taxes expenses	-	-	-	-	-	(8,674)
Net income	-	-	-	-	-	113,348

Seasonality of operations

Undergrad ´s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company does not have significant fluctuations during the semester.

Digital Services is comprised mostly by Medcel, Pebmed and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel revenues are concentrated in the first and last quarter of the year, as a result of enrollments of Medcel’s clients period. The majority of Medcel’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year compared to the second and third quarters of the year.

F-13

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combinations

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Assets	Além da Medicina
Cash and cash and equivalents	298
Trade receivables	1,705
Other assets	267
Property and equipment	37
Intangible assets	15,903
18,210
Liabilities
Trade payables	704
Labor and social obligations	70
Taxes and contributions payable	1,192
Advances from customers	6,185
Other liabilities	1,265
9,416
Total identifiable net assets at fair value	8,794

Preliminary goodwill arising on acquisition	17,232
Purchase consideration transferred	26,026
Cash paid	14,952
Contingent consideration	11,074
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	227
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	14,654
Net of cash flow on acquisition	14,881

(a) Acquisition of Além da Medicina

On March 4, 2022, Afya Brazil acquired 100% of the share capital of BMV Atividades Médicas Ltda. (“Além da Medicina”). The aggregate purchase price of R$26,025 is comprised by: i) 14,952 of which 100% was paid in cash on the transaction closing date and ii) an earn-out (“contingent consideration”) of up of R$ 19,200 is payable in connection with product revenue achievements for 2023 and 2024. The contingent consideration of R$11,074 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

Além da Medicina is a medical content online platform for physicians and medical students that provides educational tools besides technical medical content that can assist them throughout their careers. Its contents include mentoring for residency, soft skills and finance, accounting, and investment basics for physicians.

The acquisition of Além da Medicina was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$227 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

F-14

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Educational content

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Além da Medicina has contributed R$1,110 of net revenue and R$ 42 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended March 31, 2022 would have been increased by R$2,529 and income before income taxes would have been increased by R$867.

5	Cash and cash equivalents

	March 31, 2022	December 31, 2021
	(unaudited)
Cash and bank deposits	42,648	88,487
Cash equivalents	746,787	660,075
	789,435	748,562

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investments funds managed by highly rated financial institutions. As of March 31, 2022, the average interest on these investments are equivalent to 100.17% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2021: 100.38%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$1,683 as of March 31, 2022 (December 31, 2021: R$23,228).

F-15

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

6	Trade receivables

	March 31, 2022	December 31, 2021
	(unaudited)
Tuition fees	275,163	279,915
Educational content (a)	68,801	69,227
FIES	60,462	61,342
Educational credits	6,106	5,375
Mobile app subscription (b)	16,143	20,946
Others	13,023	14,001
	439,698	450,806
(-) Allowance for doubtful accounts	(46,607)	(45,013)
	393,091	405,793
Current	364,701	378,351
Non-current	28,390	27,442

(a) Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.

(b) Related to trade receivables from mobile applications subscriptions for digital medical content.

As of March 31, 2022 and December 31, 2021, the aging of trade receivables was as follows:

	March 31, 2022	December 31, 2021
	(unaudited)
Neither past due nor impaired	188,091	184,382
Past due
1 to 30 days	86,639	68,932
31 to 90 days	62,558	69,299
91 to 180 days	30,951	55,764
More than 180 days	71,459	72,429
	439,698	450,806

The changes in the allowance for doubtful accounts for the three-month periods ended March 31, 2022 and 2021, was as follows:

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Balances at the beginning of the period	(45,013)	(32,980)
Additions	(14,983)	(11,065)
Write-offs	13,389	2,442
Balances at the end of the period	(46,607)	(41,603)

F-16

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

7	Related parties

The table below summarizes the balances and transactions with related parties:

	March 31, 2022	December 31, 2021
	(unaudited)
Assets
Trade receivables (a)	801	692
	801	692
Current	801	692
Non-current	-	-

Liabilities
Accounts payable to selling shareholders (b)	55,878	54,556
	55,878	54,556
Current	27,939	27,278
Non-current	27,939	27,278

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Other income
UEPC (a)	294	321
	294	321
Lease
RVL Esteves Gestão Imobiliária S.A.	4,754	2,913
UNIVAÇO Patrimonial Ltda.	812	846
IESVAP Patrimonial Ltda.	1,172	1,147
	6,738	4,906

(a) Refers to sales of educational content from Medcel to UEPC.

(b) Refers to amounts to be payable to our shareholder Nicolau Carvalho Esteves regarding the agreement to which Afya Brazil acquired the right to develop ITPAC Garanhuns medical school, a greenfield unit. 50% of the transaction is due in two equal annual installments, adjusted by the CDI rate.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Short-term employee benefits	2,031	1,679
Share-based compensation plan	3,204	6,803
	5,235	8,482

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 15(b).

F-17

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

8	Other assets

As of March 31, 2022, the Company has R$213,624 (R$ 222,839 in December 31, 2021) accounted for as other assets as follow:

	March 31, 2022	December 31, 2021
	(unaudited)
Indemnification assets (a)	136,089	135,355
Judicial deposits	19,171	18,825
Prepaid expenses	7,520	10,110
Other FIES receivables	23,858	21,450
Other assets	26,986	37,099
Total	213,624	222,839

Current	30,678	42,533
Non-current	182,946	180,306

(a) Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

9	Investment in associate

In connection with the corporate reorganization, described in Note 1 regarding the merger with BR Health, the Company acquired a 30% interest in UEPC, a medical school located in the Federal District, that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

	March 31, 2022	December 31, 2021
	(unaudited)
Current assets	27,231	33,976
Non-current assets	112,769	109,805
Current liabilities	(21,917)	(35,049)
Non-current liabilities	(91,483)	(91,086)
Equity	26,600	17,646
Company’s share in equity – 30%	7,980	5,294
Goodwill	43,183	43,183
Carrying amount of the investment	51,163	48,477

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Net revenue	34,462	30,544
Cost of services	(11,763)	(10,813)
General and administrative expenses	(6,919)	(7,782)
Finance result	(962)	(1,049)
Income before income taxes	14,818	10,900
Income taxes expenses	(684)	(103)
Net income for the period	14,134	10,797
Company’s share of income for the period	4,240	3,239

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Opening balance	48,477	51,410
Dividends received	(1,554)	(5,770)
Share of income	4,240	3,239
Closing balance	51,163	48,879

F-18

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Property and equipment

Cost	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total

As of December 31, 2020	25,919	68,503	13,401	1,215	29,131	28,511	21,624	122,005	3,706	314,015
Additions	-	2,127	-	-	1,722	2,636	332	3,576	12,663	23,056
Business combinations	-	214	-	-	20	453	-	-	-	687
Disposals	-	-	-	(178)	-	-	-	-	-	(178)
As of March 31, 2021 (unaudited)	25,919	70,844	13,401	1,037	30,873	31,600	21,956	125,581	16,369	337,580

As of December 31, 2021	52,433	77,371	18,852	1,467	69,834	53,184	30,072	152,976	31,786	487,975
Additions	-	3,737	-	639	5,074	2,396	43	884	17,897	30,670
Business combinations	-	37	-	-	-	-	-	-	-	37
Disposals	-	(124)	-	(87)	(254)	(59)	-	-	-	(524)
Transfer	11,963	2	-	-	100	417	-	8,266	(20,338)	410
As of March 31, 2022 (unaudited)	64,396	81,023	18,852	2,019	74,754	55,938	30,115	162,126	29,345	518,568

Depreciation
As of December 31, 2020	-	(19,322)	-	(171)	(8,089)	(10,851)	(10,817)	(4,384)	-	(53,634)
Depreciation	-	(1,657)	-	(14)	(775)	(1,429)	(671)	(1,553)	-	(6,099)
Disposals	-	-	-	152	-	-	-	-	-	152
As of March 31, 2021 (unaudited)	-	(20,979)	-	(33)	(8,864)	(12,280)	(11,488)	(5,937)	-	(59,581)

As of December 31, 2021	(1,673)	(16,391)	-	(220)	(12,496)	(14,922)	(13,600)	(8,865)	-	(68,167)
Depreciation	(660)	(2,236)	-	(56)	(1,858)	(2,789)	(907)	(1,907)	-	(10,413)
Disposals	-	52	-	-	-	153	-	-	-	205
As of March 31, 2022 (unaudited)	(2,333)	(18,575)	-	(276)	(14,354)	(17,558)	(14,507)	(10,772)	-	(78,375)

Net book value
As of March 31, 2022 (unaudited)	62,063	62,448	18,852	1,743	60,400	38,380	15,608	151,354	29,345	440,193
As of December 31, 2021	50,760	60,980	18,852	1,247	57,338	38,262	16,472	144,111	31,786	419,808

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the three-months periods ended March 31, 2022 and 2021.

F-19

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life (i)	Trademarks	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Total

Cost
As of December 31, 2020	810,656	1,451,270	75,014	283,539	16,221	17,305	355	27,902	2,297	2,684,559
Additions	-	-	-	-	1,469	-	-	6,004	2,393	9,866
Business combinations	101,068	-	45,944	28,251	1,346	-	15,512	-	-	192,121
As of March 31, 2021 (unaudited)	911,724	1,451,270	120,958	311,790	19,036	17,305	15,867	33,906	4,690	2,886,546

As of December 31, 2021	1,184,336	2,165,406	133,369	431,277	21,759	17,305	34,397	76,444	28,847	4,093,140
Additions	-	24,408	-	9	722	-	483	12,788	7,678	46,088
Disposals	-	-	-	-	-	-	-	(3,476)	-	(3,476)
Transfer	-	-	-	-	7,306	-	-	2,780	(10,496)	(410)
Business combinations	17,232	-	13,671	512	33	1,535	152	-	-	33,135
As of March 31, 2022 (unaudited)	1,201,568	2,189,814	147,040	431,798	29,820	18,840	35,032	88,536	26,029	4,168,477

Amortization
As of December 31, 2020	-	-	(3,502)	(85,832)	(6,256)	(7,692)	(32)	(8,235)	-	(111,549)
Amortization	-	-	(1,846)	(12,471)	(705)	(1,651)	(15)	(64)	-	(16,752)
As of March 31, 2021 (unaudited)	-	-	(5,348)	(98,303)	(6,961)	(9,343)	(47)	(8,299)	-	(128,301)

As of December 31, 2021	-	-	(8,529)	(142,270)	(12,699)	(16,672)	(657)	(11,478)	-	(192,305)
Amortization	-	-	(1,326)	(17,898)	(1,487)	(433)	(652)	(2,505)	-	(24,301)
Disposals	-	-	-	-	-	-	-	582	-	582
As of March 31, 2022 (unaudited)	-	-	(9,855)	(160,168)	(14,186)	(17,105)	(1,309)	(13,401)	-	(216,024)

Net book value
As of March 31, 2022 (unaudited)	1,201,568	2,189,814	137,185	271,630	15,634	1,735	33,723	75,135	26,029	3,952,453
As of December 31, 2021	1,184,336	2,165,406	124,840	289,007	9,060	633	33,740	64,966	28,847	3,900,835

(i) On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date.

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2021. There were no indications of impairment of goodwill and intangible assets with indefinite lives for the three-month period ended March 31, 2022.

Intangible assets with definite lives

For the three-month period ended March 31, 2022, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

F-20

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12	Financial assets and financial liabilities

12.1	Financial assets

Financial assets	March 31, 2022	December 31, 2021
At amortized cost	(unaudited)
Cash and cash equivalents	789,435	748,562
Trade receivables	393,091	405,793
Total	1,182,526	1,154,355
Current	1,154,136	1,126,913
Non-current	28,390	27,442

Financial instruments at amortized cost include trade receivables and cash and cash equivalents.

12.2	Financial liabilities

Financial liabilities	March 31, 2022	December 31, 2021
At amortized cost	(unaudited)
Trade payables	57,066	59,098
Loans and financing	1,388,841	1,374,876
Lease liabilities	733,420	714,085
Accounts payable to selling shareholders	698,413	679,826
Notes payable	70,880	72,726
Advances from customers	111,541	114,585
Total	3,060,161	3,015,196
Current	618,837	581,685
Non-current	2,441,324	2,433,511

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	March 31, 2022	December 31, 2021
				(unaudited)
Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.62% p.y.	2023	525,467	510,972
FINEP (b)	Brazilian real	TJLP p.y.	2027	9,702	10,145
Softbank (d)	Brazilian real	6.5% p.y.	2026	822,828	822,560
Banco Itaú Unibanco S.A. (c)	Brazilian real	CDI + 1.75% p.y.	2024	30,844	31,199
				1,388,841	1,374,876
Current				142,654	128,720
Non-current				1,246,187	1,246,156

(a) On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023.

(b) On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The total balance is guaranteed by a bank warranty.

(c) On October 28, 2020, UNIFIPmoc entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 30,000. On June 30, 2021 this agreement was amended and is now adjusted by the CDI rate plus an interest rate of 1.75% per year and is repayable in three installments in July 2023, January 2024 and July 2024.

F-21

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(d) On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of U.S.$0.00005 per share of the Company for US$150,000 thousands, equivalent to R$ 821,805 on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

Each Series A perpetual convertible preferred share is entitled to a cash dividend of 6.5% per annum and is convertible, at the holder’s discretion, into the Company’s Class A common shares at an initial conversion price of US$25.35. The Company may require the conversion of any or all of the Series A perpetual convertible preferred shares at any time on or after the three-year anniversary of the original issuance date if certain conditions set forth in the certificate of designation are met (if for 20 out of 30 consecutive trading days prior, Afya’s stock price is equal or above 150% of the conversion rate). The Company may also redeem any or all of the Series A perpetual convertible preferred shares for cash, shares of its common shares or a combination thereof at its election, at any time on or after the seven-year anniversary of the original issuance date as determined in the certificate of designation. On or after the five-year anniversary of the original issuance date, the holders of the Series A convertible perpetual preferred shares shall have the right to redeem all of the outstanding Series A convertible perpetual preferred shares for cash, the Company’s common shares or a combination thereof (at the Company’s election, subject to certain conditions) to be determined in the certificate of designation. Upon the occurrence of a change of control, the holders will have the right to redeem their Series A convertible perpetual preferred shares for cash at a price set forth in the certificate of designation.

The Series A convertible perpetual preferred shares will be entitled with the same voting rights of the common shares only when converted into it.

The Company determined that the Series A perpetual convertible preferred shares should be classified as financial liability at amortized cost upon their issuance since is redeemable primarily according to the decision of the holder and there is a contractual obligation to deliver assets (cash, shares of its common shares or a combination thereof) that could not be avoided by the Company in an event of redemption. The financial liability is denominated in Brazilian Reais and thus not subject to foreign exchange changes.

In addition, as the entire instrument is classified as a liability, the embedded put option to redeem the Series A perpetual convertible preferred shares for cash is an embedded derivative. The embedded derivative will not be treated separately once the exercise price of the option is closely related to the host contract.

The initial transaction costs that are directly attributable to the issuance of Series A perpetual convertible preferred shares were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$13,030, including legal counsels and advisors.

12.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between 5 and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

F-22

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The carrying amounts of right-of-use assets and lease liabilities as of March 31, 2022 and December 31, 2021 and the movements during the three-month periods ended March 31, 2021 and 2022, are described below:

	Right-of-use assets	Lease liabilities
As of January 1, 2021	419,074	447,703
Additions	77	77
Remeasurement	26,931	26,931
Business combinations	88	88
Depreciation expense	(8,800)	-
Interest expense	-	13,120
Payments of lease liabilities	-	(17,509)
Disposals	(4,206)	(4,206)
As of March 31, 2021 (unaudited)	433,164	466,204

As of January 1, 2022	663,686	714,085
Additions	26,076	26,076
Remeasurement	7,020	7,020
Depreciation expense	(13,673)	-
Interest expense	-	20,641
Payments of lease liabilities	-	(27,476)
Disposals	(6,707)	(6,926)
As of March 31, 2022 (unaudited)	676,402	733,420

As of December 31, 2021
Current	-	24,955
Non-current	663,686	689,130
As of March 31, 2022 (unaudited)
Current	-	27,750
Non-current	676,402	705,670

The Company recognized lease expense from short-term leases and low-value assets of R$3,698 for the three-month period ended March 31, 2022 (R$ 853 for the three-month period ended March 31, 2021).

12.2.3	Accounts payable to selling shareholders

	March 31, 2022	December 31, 2021
	(unaudited)
Acquisition of FASA (a)	42,655	41,581
Acquisition of IPEMED (b)	20,649	30,233
Acquisition of UniRedentor (c)	65,684	85,506
Acquisition of UniSãoLucas (d)	68,115	42,672
Acquisition of FCMPB (e)	152,792	149,175
Acquisition of Medicinae (f)	1,994	3,887
Acquisition of Medical Harbour (g)	6,988	6,801
Acquisition of Cliquefarma (h)	3,124	3,050
Acquisition of Shosp (i)	2,180	2,141
Acquisition of Unigranrio (j)	256,213	249,979
Acquisition of RXPRO (k)	11,067	10,245
Acquisition of Guaranhuns (l)	55,878	54,556
Acquisition of Além da Medicina (m)	11,074	-
	698,413	679,826
Current	264,520	239,849
Non-current	433,893	439,977

F-23

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Opening balance	679,826	518,240
Cash flows	(33,250)	(27,135)
Additions (Earn-out Ji-Parana and Além da Medicina)	35,482	-
Interest	16,355	5,053
Installments on Business combinations	-	3,151
Closing balance	698,413	499,309

(a) On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 was paid in April 2020, R$ 29,770 was paid in April, 2021, and R$ 29,770 was paid in April 2022; each installment adjusted by the IPCA rate + 4.1% per year.

(b) On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(c) On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$100,000 is payable in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,503 and such amount was deducted from the first installment paid in February 2021.

(d) On May 5, 2020, Afya Brazil acquired 100% of UniSL and R$ 60,456 is payable in three equal installments through May 2023, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount was deducted from the first installment paid on May 5, 2021.

On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which: (i) 50% was paid in April 2022, and (ii) 50% is payable in cash in two equal installments through 2024.

(e) On November 9, 2020, Afya Brazil acquired 100% of FCMPB and R$ 188,894 is payable in four installments through November 2024, adjusted by the CDI rate.

(f) On March 25, 2021, Afya Brazil acquired 100% of Medicinae and an earn-out (“contingent consideration”) of up of R$ 4,400 is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$1,994 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(g) On April 8, 2021, Afya Brazil acquired 100% of Medical Harbour and an earn-out of R$ 9,000 is payable in relation to product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$6,988 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(h) On April 16, 2021, Afya Brazil acquired 100% of Cliquefarma and an earn-out of R$ 3,000, adjusted by the CDI rate, is payable in relation to product development. The contingent consideration of R$3,124 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

F-24

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(i) On May 13, 2021, Afya Brazil acquired 100% of Shosp and R$ 454 will be paid, and an earn-out of up to R$ 1,793 is payable in relation to product development. The contingent consideration of R$2,180 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(j) On August 4, 2021, Afya Brazil acquired 100% of Unigranrio. The adjusted aggregate purchase price is R$ 618,956 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments from 2022 to 2025, adjusted by the CDI rate.

(k) On October 01, 2021, Afya Brazil acquired 100% of RXPRO and an earn-out of up to R$ 21,000 is payable in relation to revenue achievements until 2024. The contingent consideration of R$11,067 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(l) On November 05, 2021, Afya Brazil concluded the acquisition of 100% of ITPAC Garanhuns and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

(m) On March 4, 2022, Afya Brazil acquired 100% of Além da Medicina and an earn-out of up to R$19,200 is payable in relation to product development. The contingent consideration of R$11,074 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

12.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As of March 31, 2022, the notes payable of R$70,880, has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

Set out below are the carrying amount of notes payable and the movements during the three-month periods:

Notes payable

As of January 1, 2021	76,181
Payments	(2,628)
Monetary indexation	1,776
As of March 31, 2021 (unaudited)	75,329

As of January 1, 2022	72,726
Payments	(3,614)
Monetary indexation	1,768
As of March 31, 2022 (unaudited)	70,880

As of December 31, 2021
Current liabilities	14,478
Non-current liabilities	58,248

As of March 31, 2022 (unaudited)
Current liabilities	15,306
Non-current liabilities	55,574

F-25

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	March 31, 2022		December 31, 2021
	(unaudited)
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables (non-current)	28,390	28,390	27,442	27,442
Total	28,390	28,390	27,442	27,442

Financial liabilities
Loans and financing	1,388,841	1,399,115	1,374,876	1,387,136
Lease liabilities	733,420	733,420	714,085	714,085
Accounts payable to selling shareholders	698,413	698,413	679,826	679,826
Notes payable	70,880	70,880	72,726	72,726
Total	2,891,554	2,901,828	2,841,513	2,853,773

The Company assessed that the fair values of cash and cash equivalents, current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk at March 31, 2022 was assessed to be insignificant.

12.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

12.4.1	Financial instruments risk management objectives and policies

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as of March 31, 2022.

F-26

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable, with floating interest rates.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, loans and financing and accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

				Increase / decrease in basis points
	March 31, 2022	Index – % per year	Base rate	+75	-75	+150	-150
	(unaudited)
Cash equivalents	745,105	100.17 CDI%	86,954	5,588	(5,588)	11,176	(11,176)
Loans and financing	(525,467)	CDI + 1.62%	(69,729)	(3,941)	3,941	(7,882)	7,882
Loans and financing	(30,844)	CDI + 1.75%	(4,133)	(231)	231	(462)	462
Loans and financing	(9,702)	TJLP	(1,287)	(73)	73	(146)	146
Accounts payable to selling shareholders	(619,331)	CDI	(72,152)	(4,645)	4,645	(9,290)	9,290
Accounts payable to selling shareholders	(42,655)	IPCA + 4.1%	(2,440)	(320)	320	(640)	640
Notes payable	(70,880)	IPCA	(1,148)	(532)	532	(1,064)	1,064

(ii) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$1,683 as of March 31, 2022 (December 31, 2021: R$23,228).

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$4.7372 to U.S. dollar 1.00) as of March 31, 2022, with all other variables held constant.

	Exposure	+10%	-10%
As of March 31, 2022
Cash equivalents	1,683	168	(168)

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 6 for additional information on the Company’s trade receivables.

F-27

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statements of financial position on March 31, 2022 and December 31, 2021 is the carrying amounts of its financial assets.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of March 31, 2022 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	57,066	-	-	-	57,066
Loans and financing	218,878	588,365	935,419	753	1,743,415
Lease liabilities	108,959	223,077	211,349	1,112,675	1,656,060
Accounts payable to selling shareholders	235,949	469,355	96,486	-	801,790
Notes payable	16,363	67,222	-	-	83,585
Advances from customers	111,541	-	-	-	111,541
	748,756	1,348,019	1,243,254	1,113,428	4,453,457

As of December 31, 2021	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	59,098	-	-	-	59,098
Loans and financing	217,903	585,686	948,503	1,212	1,753,304
Lease liabilities	103,003	211,894	204,744	1,108,555	1,628,196
Accounts payable to selling shareholders	246,059	445,066	88,989	-	780,114
Notes payable	15,644	74,306	-	-	89,950
Advances from customers	114,585	-	-	-	114,585
	756,292	1,316,952	1,242,236	1,109,767	4,425,247

F-28

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12.5	Changes in liabilities arising from financing activities

	January 1, 2022	Payments	Additions	Interest	Business combinations	Other	March 31, 2022
							(unaudited)
Loans and financing	1,374,876	(14,494)	-	27,983	-	476	1,388,841
Lease liabilities	714,085	(27,476)	33,096	20,641		(6,926)	733,420
Dividends payable	-	(4,669)	4,669	-	-	-	-
Total	2,088,961	(46,639)	37,765	48,624	-	(6,450)	2,122,261

	January 1, 2021	Payments	Additions	Interest	Business combinations	Other	March 31, 2021
							(unaudited)
Loans and financing	617,485	(2,010)	-	5,457	-	(4)	620,928
Lease liabilities	447,703	(17,509)	27,008	13,120	88	(4,206)	466,204
Dividends payable	-	(5,258)	5,258	-	-	-	-
Total	1,065,188	(24,777)	32,266	18,577	88	(4,210)	1,087,132

13	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of March 31, 2022 and December 31, 2021.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
March 31, 2022 (unaudited)
Assets for which fair values are disclosed
Trade receivables (non-current)	28,390	-	28,390	-

Liabilities for which fair values are disclosed
Loans and financing	(1,399,115)	-	(1,399,115)	-
Lease liabilities	(733,420)	-	(733,420)	-
Accounts payable to selling shareholders	(698,413)	-	(698,413)	-
Notes payable	(70,880)	-	(70,880)	-

December 31, 2021
Assets for which fair values are disclosed
Trade receivables (non-current)	27,442	-	27,442	-

Liabilities for which fair values are disclosed
Loans and financing	(1,387,136)	-	(1,387,136)	-
Lease liabilities	(714,085)	-	(714,085)	-
Accounts payable to selling shareholders	(679,826)	-	(679,826)	-
Notes payable	(72,726)	-	(72,726)	-

There were no transfers between Levels during the period or year presented.

14	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

No changes were made in the objectives, policies or processes for managing capital during the three-month period ended March 31, 2022.

F-29

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

15	Labor and social obligations

a) Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses of R$6,519 and R$3,733 in the three-month periods ended March 31, 2022 and 2021, respectively.

b) Afya Limited share-based compensation plan

The stock options plan approved on August 30, 2019 as a result of the IPO will govern the issuance of equity incentive awards with respect to Company’s Class A common shares. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The Company accounts for the stock options plan as an equity-settled plan.

On July 29, 2020, the board of directors approved a change in the strike price of the current share-based compensation plan. The strike price is now measured in Brazilian Reais (where the Company’s operations are located and valuated) adjusted by CDI rate instead of U.S. dollar adjusted by T-Bond. Furthermore, the first tranche had its vesting period extended from May 2020 to May 2021, including one year lock-up period after the vesting period. This change was assessed as a modification by the Company and was accounted in accordance with IFRS 2.

As result, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair value of the repriced options at modification date over the vesting period of the options.

No additional stock options were granted in the three-month period ended March 31, 2022.

The following table illustrates the number and movements in stock options during the period:

	Weighted average exercise price (in Reais)	Number of stock options
		2022	2021
Outstanding at January 1	92.33	3,086,728	2,510,983
Granted	-	-	610,000
Forfeited	103.13	(267,485)	-
Outstanding at March 31	94.81	2,819,243	3,120,983

The share-based compensation expense recognized in general and administrative expenses in the interim statement of income for the three-month period ended March 31, 2022 was R$2,929 (March 31, 2021: R$14,009).

16	Equity

a) Share capital

As of March 31, 2022, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2021) represented by 93,722,831 shares comprised by 47,920,068 class A common shares and 45,802,763 class B common shares.

F-30

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Dividends

In the three-month period ended March 31, 2021, CCSI approved the payment of interim dividends of R$11,673, which R$7,004 was distributed to Afya and R$4,669 to non-controlling shareholders.

c) Buy-back program

On December 23, 2020, the Company announced that its Board of Directors has approved a share buy-back program. Under the share buyback program, Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions.

On October 27, 2021, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on October 28, 2021 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

The share buy-back program takes place in accordance with the conditions established by the Board of Directors. Afya intends to repurchase the shares to execute the Stock Option Program for the executives of the Company. This program was concluded on October 21, 2021.

On January 27, 2022, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,874,457 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on January 27, 2022 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

The following table illustrates the number and movements in treasury shares during the three-month periods ended March 31, 2022 and 2021:

	Number of shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2021	-	-
Repurchased	521,117	124.26
Outstanding at March 31, 2021	521,117	124.26

Outstanding at January 1, 2022	1,654,927	92.23
Repurchased	1,204,424	73.70
Outstanding at March 31, 2022	2,859,351	84.78

17	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares.

F-31

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	March 31, 2022	March 31, 2021
Numerator	(unaudited)	(unaudited)
Net income attributable to equity holders of the parent	129,610	108,090
Denominator
Weighted average number of outstanding shares	91,341,924	93,344,455
Effects of dilution from stock options	-	883,263
Weighted average number of outstanding shares adjusted for the effect of dilution	91,341,924	94,227,718

Basic earnings per share (R$)	1.42	1.16
Diluted earnings per share (R$)	1.42	1.15

18	Revenue

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Tuition fees	696,197	444,129
Other	53,682	57,086
Deductions
Granted discounts	(65,528)	(35,136)
Early payment discounts	(20,864)	(11,965)
Returns	(20,839)	(5,719)
Taxes	(24,325)	(17,483)
PROUNI	(51,999)	(36,561)
Net revenue from contracts with customers	566,324	394,351
Timing of revenue recognition of net revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	541,566	353,980
Other - Transferred at a point in time	24,758	40,371

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

F-32

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table presents statements of income for the Company’s operating segments for three-month periods ended March 31, 2022 and 2021:

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	March 31, 2022
					(unaudited)
Types of services or goods	495,395	23,851	47,477	(399)	566,324
Tuition fees	491,521	23,851	-	-	515,372
Other	3,874	-	47,477	(399)	50,952

Timing of revenue recognition	495,395	23,851	47,477	(399)	566,324
Transferred over time	491,521	23,851	26,194	-	541,566
Transferred at a point in time	3,874	-	21,283	(399)	24,758

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	March 31, 2021
					(unaudited)
Types of services or goods	321,852	19,288	53,538	(327)	394,351
Tuition fees	319,619	19,285	1,056	-	339,960
Other	2,233	3	52,482	(327)	54,391

Timing of revenue recognition	321,852	19,288	53,538	(327)	394,351
Transferred over time	319,619	19,288	15,073	-	353,980
Transferred at a point in time	2,233	-	38,465	(327)	40,371

19	Expenses and costs by nature
	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Cost of services	(186,730)	(126,492)
General and administrative expenses	(178,514)	(130,404)
Total	(365,244)	(256,896)

Payroll	(194,912)	(130,448)
Hospital and medical agreements	(12,433)	(9,140)
Depreciation and amortization	(48,387)	(31,651)
Lease expenses	(2,319)	(853)
Utilities	(3,992)	(1,802)
Maintenance	(15,442)	(8,715)
Share-based compensation	(2,929)	(14,009)
Tax expenses	(1,650)	(2,853)
Pedagogical services	(13,989)	(7,615)
Sales and marketing	(12,814)	(8,063)
Allowance for doubtful accounts	(14,983)	(11,065)
Travel expenses	(2,655)	(923)
Consulting fees	(5,704)	(6,901)
Other	(33,035)	(22,858)
Total	(365,244)	(256,896)

F-33

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

20	Finance result

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Income from financial investments	14,990	3,768
Interest received	7,687	5,037
Foreign exchange differences	-	3,988
Other	1,892	1,022
Finance income	24,569	13,815

Interest expense	(46,106)	(12,285)
Interest expense on lease liabilities	(20,641)	(13,120)
Financial discounts granted	(7,682)	(3,585)
Bank fees	(2,121)	(1,912)
Foreign exchange differences	(126)	-
IOF taxes (taxes on financial transactions)	(139)	(95)
Other	(4,476)	(2,675)
Finance expenses	(81,291)	(33,672)

Finance result	(56,722)	(19,857)

21	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the three-months periods ended March 31, 2022 and 2021:

	March 31, 2022	March 31, 2021
	(unaudited)	(unaudited)
Income before income taxes	148,289	122,022
Combined statutory income taxes rate - %	34%	34%
Income taxes at statutory rates	(50,418)	(41,487)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(6,592)	(4,699)
PROUNI - Fiscal Incentive (a)	72,470	48,160
Unrecognized deferred tax assets	(29,627)	(13,597)
Presumed profit income tax regime effect (b)	(40)	2,057
Permanent adjustments	(103)	(108)
Other	963	1,000
Income taxes expense – current	(13,347)	(8,674)
Effective rate	9.0%	7.1%

(a) The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.

(b) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

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Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

As of March 31, 2022, the Company had unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$521,739 (tax-basis) (R$ 432,226 (tax-basis) as of December 31, 2021) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

22	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of December 31, 2020	4,519	13,280	35,340	53,139
Business combinations	-	-	1,252	1,252
Additions	2,759	807	2,668	6,234
Balances as of March 31, 2021 (unaudited)	7,278	14,087	39,260	60,625

Balances as of December 31, 2021	25,490	22,928	99,869	148,287
Additions	256	3,755	2,281	6,292
Reversals	(657)	(692)	(1,124)	(2,473)
Balances as of March 31, 2022 (unaudited)	25,089	25,991	101,026	152,106

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	March 31, 2022	December 31, 2021
	(unaudited)
Labor	5,421	5,098
Civil	56,099	56,501
Taxes and social security	4,836	4,459
Total	66,356	66,058

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$19,171 as of March 31, 2022 (December 31, 2021: R$ 18,825).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

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Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$136,089 (December 31, 2021: R$ 135,355) is presented in non-current other assets.

23	Non-cash transactions

During the three-month periods ended March 31, 2022 and 2021, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions in 2022 were additions and remeasurements of right-of-use assets and lease liabilities. The main non-cash transactions in 2021 were the issuance of shares for the acquisition of iClinic, addition of the provision for legal proceedings with corresponding indemnification assets, additions and remeasurements of right-of-use assets and lease liabilities.

24	Subsequent events

a) Acquisition of CardioPapers

On April 5, 2022, Afya Brazil announced the acquisition of 100% of the total share capital of Cardiopapers Soluções Digitais Ltda. (“CardioPapers”).

CardioPapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya's overall business strategy.

The aggregate purchase price was R$35,000 paid in cash. An earn-out of up to R$15,000 can be paid related to gross revenue achievements for 2023 and 2024.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the reporting period is not available as the Company did not conclude this acquisition by March 31, 2022. Therefore, these financial statements do not include this information. The transaction costs to date amounted to R$248. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

b) Bertelsmann Completes Increase of Stake in Afya

On May 5, 2022, Afya was notified of the closing of the transaction where Bertelsmann SE& Co. KGaA, or “Bertelsmann” acquired 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share, from Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and NRE Capital Ventures Ltd (together with Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, the “Esteves Family”). As a result of the closing of the transaction, Bertelsmann and the Esteves family will beneficially own ~57.5% and ~33.0% voting interest, and ~31.0% and ~18.0% of the total shares, respectively, in Afya.

c) Acquisition of Glic

On May 23, 2022, Afya Brazil announced the acquisition of 100% of the total share capital of Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”).

Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and health providers.

The aggregate purchase price was R$22,000 paid in cash. An earn-out of up to R$12,000 can be paid related to revenue achievements for 2023 and 2024 and product development goals.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the reporting period is not available as the Company did not conclude this acquisition by March 31, 2022. Therefore, these financial statements do not include this information. The transaction costs to date amounted to R$218. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

***

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